# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ReTo Eco-Solutions, Inc., CIK 0001687277
CUSIP: G75271125
Title of class of securities: Class A Shares
Address of issuer's principal executive offices: c/o Beijing REIT Tech Develop Co. Ltd., X-702, Tower A, 60 Anli Road,, Chaoyang District Beijing,, China (F4), 100001
Date of event which requires filing of this statement: 10/29/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001213900-24-109760
Filed by CIK 0002047990

## Reporting persons
- Ever Best Trading Corporation Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Shishu Jiang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: ReTo Eco-Solutions, Inc.
Address of issuer's principal executive offices: c/o Beijing REIT Tech Develop Co. Ltd. X-702, Tower A, 60 Anli Road, Chaoyang District Beijing, China, 100001

## Item 2. Person Filing
Name of person filing: N/A
Address of principal business office or, if none, residence: N/A
Citizenship: N/A

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.
Percent of class: N/A
Sole power to vote or to direct the vote: N/A
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition: N/A
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ever Best Trading Corporation Limited: /s/ Shishu Jiang, Shishu Jiang\Director (01/10/2025)
- Shishu Jiang: /s/ Shishu Jiang, Shishu Jiang (01/10/2025)